BRF S.A.

Companhia Aberta

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” – BM&FBovespa: BRFS3; NYSE: BRFS or “Company”) wishes to clarify the content of the article published on July 21, 2014 in the Folha de São Paulo newspaper: “Cade investigates if BRF violated its agreement and whether it sells products with the Perdigão brand”.

The content of the report declares that BRF would have violated the terms of the agreement that approved the merger between Sadia and Perdigão (“TCD”), specifically in relation to the restriction of production and sales of certain Perdigão products.

BRF informs that it strictly follows the rules established in the TCD, including the suspension of production and sales of certain products under the Perdigão brand. BRF will send CADE all the necessary information during the established deadline to validate its conduct.

São Paulo, July 21, 2014

Augusto Ribeiro Júnior

Chief Financial and Investors Relation Officer